FORM 4

             U.S. SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

           STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

       Filed pursuant to Section 16(a) of the Securities
                      Exchange Act of 1934


1. Name and Address of Reporting Person:


 Goldman                          Mark
(Last)                           (First)


 87B Sandpit Road   Danbury,           CT              06810
(Street)            (City)          (State)            (Zip)

2. Issuer Name and Ticker or Trading Symbol:


 Micronetics Wireless, Inc./NOIZ

3. IRS or Social Security Number of Reporting Person (Voluntary):




4. Statement for Month/Year:


 March/2000

5. If Amendment, Date of Original (Month/Year):




6. Relationship of Reporting Person to Issuer (Check all applicable):

           Director

           10% Owner

           Officer (give title below)

   X       Other (Specified below)

 Vice President of Subsidiary

Table I - Non-Derivative Securities Acquired, Disposed of, or
Beneficially Owned:

1. Title of Security:

   Common Stock

   Common Stock

   Common Stock

   Common Stock

   Common Stock

   Common Stock

   Common Stock

2. Transaction Date:

   3/2/00

   3/2/00

   3/2/00

   3/2/00

   3/2/00

   3/2/00

   3/2/00
  (Month/Day/Year)

3. Transaction Code:
   Code          V

    S

    S

    S

    S

    S

    S

    S
4. Securities Acquired (A) or Disposed of (D):
Amount            (A) or (D)           Price

100                       D            $22.375

500                       D            $22.50

6,685                     D            $22.00

1,100                     D            $22.875

1,000                     D            $22.9375

215                       D            $22.75

400                       D            $23.00


5. Amount of Securities Beneficially Owned at End of Month:

  52,500*

6. Ownership Form-Direct (D) or Indirect (I):

   D

7. Nature of Indirect Beneficial Ownership:



Table II - Derivative Securities Acquired, Disposed of, or
Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities):

1. Title of Derivative Security:




2. Conversion or Exercise Price of Derivative Security:




3. Transaction Date (Month/Day/Year):




4. Transaction Code:
   Code          V



5. Number of Derivative Securities Acquired (A) or Disposed of
(D):




6. Date Exercisable and Expiration Date (Month/Day/Year):



(Date Exercisable)                   (Expiration Date)


7. Title and Amount of Underlying Securities:



(Title)                          (Amount of Number of Shares)

8. Price of Derivative Security:




9. Number of Derivative Securities Beneficially Owned at End of
Month:




10. Ownership Form of Derivative Security: Direct (D) or Indirect
(I):




11. Nature of Indirect Beneficial Ownership:



Explanation of Responses:

*    Includes an option to purchase 2,500 shares of Micronetics
     Wireless, Inc. Common Stock, none of which is presently exercisable.



s/Mark B. Goldman                              3/22/00
Signature of Reporting Person                    Date